Exhibit 12.1

AES Eastern Energy, L.P.

Statements Regarding Ratio of Earnings to Fixed Charges

YEARS ENDED DECEMBER 31, 2004, 2003, 2002, 2001 AND 2000

(Amounts in Thousands, Except Ratio Amounts)

		2004	2003	2002	2001	2000

Income from Continuing Operations		$57,299	$89,066	$58,630	$51,865	$98,237

Add:	Fixed Charges	59,329	59,448	58,139	58,757	57,614
Add:	Amortization of Capitalized Interest	—	—	—	—	173
Less:	Interest Capitalized	—	—	—	—	—

Earnings		116,628	148,514	116,769	110,622	156,024

Fixed Charges:
Add:	Interest expense and capitalized amounts (including construction related fixed charges)	58,930	59,144	57,694	58,434	57,314
Add:	Amortization of deferred financing	399	304	445	323	300
Add:	Interest capitalized	—	—	—	—	—

Total Fixed Charges		$59,329	$59,448	$58,139	$58,757	$57,614

Ratio of Earnings to Fixed Charges		1.97	2.50	2.01	1.88	2.71